Jeffrey M. Soinski

Chief Executive Officer

Avinger, Inc.

400 Chesapeake Drive

Redwood City, CA 94063

April 23, 2020

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Courtney Lindsay and Celeste Murphy

Re:	Avinger, Inc. Amendment 1 Registration Statement on Form S-1 Filed April 22, 2020 File No. 333-237596

Ladies and Gentlemen:

We are in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 22, 2020 (the “SEC Comment Letter”) regarding the above-referenced Amendment 1 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by Avinger, Inc. (the “Company”). The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.

Concurrently herewith, we are filing Amendment No. 2 to the registration statement on Form S-1 (the “Public Filing”). The changes made in the Public Filing are in response to certain of the Staff’s comments as set forth in the SEC Comment Letter.

Amendment 1 to Registration Statement on Form S-1 filed April 22, 2020

Recent Developments, page 2

1.	We note your disclosure on your estimated revenues for the first quarter ended March 31, 2020. Please balance your disclosure by including net income or net loss for the same period.

Response to Comment No. 1:

The Company respectfully advises the Staff that the Company has updated the disclosure under the heading “Recent Developments – Results for First Quarter 2020 and Outlook” on page 2 of the prospectus contained in the Registration Statement in response to the Staff’s comment.

* * *

Securities and Exchange Commission

April 23, 2020

Please contact the Company’s counsel, David F. Marx, of Dorsey & Whitney LLP, at (801) 933-7363 if you have any questions with respect to this letter.

Very truly yours, AVINGER, INC. /s/ JEFFREY M. SOINSKI Jeffrey M. Soinski Chief Executive Officer

cc:	David F. Marx